Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 4 to Registration Statement No. 333-122361 of our report dated March 16, 2005 (August 8, 2005 as to the effects of the reclassifications described in Note 21) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations), relating to the financial statements of Quicksilver Resources Inc. appearing in the Prospectus, which is a part of such Registration Statement and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Fort Worth, Texas

August 10, 2005